UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 1

BANCROFT FUND LTD.

(Name of Subject Company (Issuer))

BANCROFT FUND LTD., as Offeror

(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Shares of Beneficial Interest, $0.01 Par Value Per Share

(Title of Class of Securities)

059695106

(CUSIP Number of Class of Securities)

Thomas H. Dinsmore
BANCROFT FUND LTD.
65 Madison Avenue
Morristown, New Jersey 07960-7308
(973) 631-1177

(Name, address, and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

COPIES TO:

Steven B. King, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$14,704,653	$577.89

*           Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended.  The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #4 for Fiscal Year 2008, effective December 14, 2007, equals $39.30 per million of transactional value.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $577.89
Form or Registration No.: SC TO-I
Filing Party: Bancroft Fund Ltd.
Date Filed: 1/31/2008

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates: ☐

☐	third party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

  This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Bancroft Fund Ltd. (the “Fund”) on January 31, 2008, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to purchase up to 758,754 (approximately 12.5%) shares of beneficial interest of the Fund, $0.01 par value per share (the “Offer”), at a price of 95% of net asset value per share as of 5:00 p.m. Eastern Standard Time on the date of the Expiration of the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal, which have been filed as Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule TO, respectively.

  The information in the Offer to Purchase and the related Letter of Transmittal is incorporated into this Amendment No. 1 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

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Item 11.  Additional Information.

  Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

  On February 29, 2008, the Company issued a press release announcing the expiration of the tender offer, which expired at 9:30 a.m., Eastern Standard Time, on Friday, February 29, 2008, and a press release announcing the preliminary results of the tender offer.  A copy of the press releases are filed as Exhibits (a)(6) and (a)(7) to this Schedule TO, respectively, and are incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

(a)(6)	Press release issued on February 29, 2008.

(a)(7)	Press release issued on February 29, 2008

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Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCROFT FUND LTD.

By:	/s/ Thomas H. Dinsmore
Name: Thomas H. Dinsmore
Title: Chairman of the Board and Chief
Executive Officer

Dated: February 29, 2008

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EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated January 31, 2008.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(iv)	Form of Notice of Guaranteed Delivery.*

(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release issued on January 31, 2008.*

(a)(6)	Press release issued on February 29, 2008.**

(a)(7)	Press release issued on February 29, 2008.**

(b)	None.

(d)
Agreement by and among Bancroft Fund Ltd., Philip Goldstein, Bulldog Investors, Opportunity Partners, L.P., Andrew Dakos, Full Value Partners, L.P., Opportunity Income Plus Fund, L.P., Calapasas Investment Partners, L.P., Mercury Partners, L.P., Steady Gain Partners, L.P. and Full Value Offshore Partners, L.P., dated January 11, 2008.*

(g)	None.

(h)	None.

*  Previously filed.

** Filed herewith.

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